



ACK Chocolate Industries LLC
(dba Arcay Chocolates)
Small Business Bond™

Bond Terms:

Bond Yield: 10.00%

Target Raise Amount: $124,000

Offering End Date: April 17, 2023

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $40,000

Company Details:

Name: ACK Chocolate Industries LLC

Founded: October 10, 2017

Address: 10836 Antigua Terrace, #202

Rockville, MD 20852

Industry: Chocolate Manufacturing

Employees: 2

Website: arcaychocolates.com

Use of Funds Allocation:

If the maximum raise is met:

$62,000 (50.00%) – of the proceeds will go towards equipment purchases
$62,000 (50.00%) – of the proceeds will go towards construction costs

Social:

Instagram: 18,400 Followers



Business Metrics:

	FY21	FY22
Total Assets	$151,281	$127,764
Cash & Cash Equivalents	$55,254	$18,820
Accounts Receivable	$0	$0
Short-term Debt	$45,174	$9,566
Long-term Debt	$80,098	$61,326
Revenue	$253,694	$273,558
Cost of Goods Sold	$45,964	$31,583
Taxes	$0	$0
Net Income	-$15,674	$33,531

Recognition:

ACK Chocolate Industries LLC (DBA Arcay Chocolates) is a family-owned chocolate business in Washington D.C. that creates piece of art you can eat. Each chocolate bonbons box is filled with a variety of exquisite flavors from their award-winning collection. All of their products are handmade in small batches at their chocolate studio in La Cosecha, a Latin American gastronomic hub in the heart of D.C.'s Union Market District.

About:

ACK Chocolate Industries LLC's (DBA Arcay Chocolates) master chocolatier, Anabella Arcay, started Arcay Chocolates in a small corner of her family's home in Venezuela in 2006. The business grew quickly and gained international notoriety after receiving 42 medals at the International Chocolate Awards. In 2017, they uprooted the company to the United States with the dream of sharing their mouthwatering creations with the rest of the world. While Anabella is making chocolates, her husband Dario Berti is behind the scenes running operations, delivering orders, and greeting clients. Their daughter Bella is the head of marketing and social media. Meanwhile their son Tomas helps assemble chocolate boxes and organizes workshops. As Hispanic entrepreneurs, it is their pride and joy to represent Venezuela through their confections.

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